UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On June 3, 2025, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its 2025 annual general meeting of shareholders at the offices of Allen Overy Shearman Sterling LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3: Adoption of the annual accounts, including the appropriation of net result, for the financial year 2024.

ProQR shareholders approved the adoption of the annual accounts, including the appropriation of net result, for the financial year 2024, with 99.9% of the votes cast in favor of Agenda Item 3.

Agenda Item 4: Release from liability of each member of the Company’s Board of Directors (the “Board”) with respect to the performance of their duties during the financial year 2024.

ProQR shareholders approved the release from liability of each member of the Board with respect to the performance of their duties during the financial year 2024, with 99.5% of the votes cast in favor of Agenda Item 4.

Agenda Item 5(a): Re-appointment of James Shannon as non-executive member of the Board.

ProQR shareholders approved the re-appointment of James Shannon as non-executive member of the Board, with 80.7% of the votes cast in favor of Agenda Item 5(a).

Agenda Item 5(b): Re-appointment of Daniel de Boer as executive member of the Board.

ProQR shareholders approved the re-appointment of Daniel de Boer as executive member of the Board, with 86.3% of the votes cast in favor of Agenda Item 5(b).

Agenda Item 6: Appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2026.

ProQR shareholders approved the appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2026, with 99.8% of the votes cast in favor of Agenda Item 6.

Agenda Item 7: Authorization of the Board to issue ordinary shares.

ProQR shareholders approved the authorization of the Board to issue ordinary shares, with 78.5% of the votes cast in favor of Agenda Item 7.

Agenda Item 8: Authorization of the Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Board to acquire ordinary shares in the capital of the Company, with 83.2% of the votes cast in favor of Agenda Item 8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 3, 2025	By:	/s/ Daniel de Boer
Daniel de Boer
Chief Executive Officer